Exhibit 99.9

FOURTH SUPPLEMENT dated October 20, 2016 to the Base Prospectus dated April 18, 2016

TÜRKİYE VAKIFLAR BANKASI T.A.O.

US$7,000,000,000

Global Medium Term Note Program

This supplement (this “Supplement”) is supplemental to, and must be read in conjunction with, the Base Prospectus dated April 18, 2016 (the “Original Base Prospectus” and, as supplemented on June 13, 2016, July 29, 2016 and August 17, 2016, the “Base Prospectus”) prepared by Türkiye Vakıflar Bankası T.A.O. (the “Issuer” or the “Bank”) under the Issuer’s global medium term note program. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the Base Prospectus.

This Supplement has been approved by the Central Bank of Ireland, as competent authority under Directive 2003/71/EC as amended (including the amendments made by Directive 2010/73/EU) (the “Prospectus Directive”). The Central Bank of Ireland only approves this Supplement as meeting the requirements imposed under Irish and European Union law pursuant to the Prospectus Directive. This document constitutes a supplement for the purposes of Article 16 of the Prospectus Directive and has been prepared and published for the purposes of updating the Base Prospectus with certain recent events in connection with the Issuer. As a result, certain modifications to the Base Prospectus are hereby being made.

Statements contained herein shall, to the extent applicable and whether expressly, by implication or otherwise, modify or supersede statements set out in, or previously incorporated by reference into, the Base Prospectus. Where there is any inconsistency between the information contained in (or incorporated by reference into) the Base Prospectus and the information contained herein, the information contained herein shall prevail.

Except as disclosed herein and in the previous supplements to the Original Base Prospectus, there has been: (a) no significant new factor, material mistake or inaccuracy relating to the information included in the Original Base Prospectus since the publication of the Original Base Prospectus, (b) no significant change in the financial or trading position of either the Group or the Issuer since June 30, 2016, and (c) no material adverse change in the financial position or prospects of either the Group or the Issuer since December 31, 2015.

The Issuer accepts responsibility for the information contained herein. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained herein is in accordance with the facts and contains no omission likely to affect the import of such information.

None of the Dealers or the Arranger make any representation, express or implied, or accept any responsibility, for the contents hereof or any information incorporated by reference into the Base Prospectus by means of this Supplement.

AMENDMENTS

The following amendments are made to the Base Prospectus:

OVERVIEW

The fourth paragraph of the section entitled “The Group” on page 13 of the Original Base Prospectus is hereby amended by the addition of the following at the end thereof:

As of June 30, 2016, the Bank had approximately 18.2 million customers and a network of 922 branches and 3,862 ATMs. According to the BRSA, the Bank’s market share in total assets was 7.8% as of June 30, 2016 and its lending market share was 8.2% as of the same date. As of such date, the Bank’s total state deposits were TL 35.6 billion and its ratio of state deposits to overall deposits was 31.2%.

RISK FACTORS

The last sentence of the second paragraph of the risk factor entitled “Risks Relating to Turkey — Terrorism and Conflicts” on page 40 of the Original Base Prospectus is hereby deleted in its entirety and replaced by the following:

On June 28, 2016, a terrorist attack occurred at the Atatürk Airport in İstanbul, resulting in 45 fatalities and over 230 injured persons. Such incidents are likely to continue to occur periodically. On August 24, 2016, Turkey began military operations in Syria in an effort to clear ISIS from the Turkish-Syrian border. These operations might lead to potential retaliation attacks by terrorist groups and additional security risks in Turkey. There is on-going tension in the region, which has been elevated following Iraq’s October 5, 2016 request for a U.N. Security Council meeting to discuss the presence of Turkish troops in Northern Iraq.

ADDITIONAL INFORMATION

The section entitled “Additional Information” included in the Original Base Prospectus by the supplements dated July 29, 2016 and August 17, 2016 is hereby amended by the addition of the following at the end thereof:

On September 22, 2016, the Central Bank reduced the upper limit of its interest rate corridor (lending rate) by 25 basis points to 8.25%. The Central Bank held its one-week repo rate (policy rate) unchanged at 7.50% and its overnight borrowing rate unchanged at 7.25%.

On September 26, 2016, following the downgrade of the debt rating of Turkey to “Ba1” (with a stable outlook) from “Baa3” (under review for downgrade), Moody’s downgraded ratings of 14 Turkish financial institutions, including the Bank. The Bank’s ratings from Moody’s are as follows:

Moody’s (September 26, 2016)

Long Term Foreign Currency Deposit Outlook:	Stable
Long Term Foreign Currency Deposit:	Ba2
Long Term Turkish Lira Deposit:	Ba1
Short Term Foreign Currency Deposit:	Not-Prime
Short Term Turkish Lira Deposit:	Not-Prime
BCA (Baseline Credit Assessment)	ba2
Senior Debt Rating	Ba1

All references in this Base Prospectus to the expected initial ratings by Moody’s of Notes issued under the Program are hereby amended to “Ba1” (for long-term issuances) and “Not-Prime” (for short-term issuances).

In September 2016, the Bank paid its dual currency term loan facility agreement for US$168,500,000 and €679,500,000. On September 26, 2016, the Bank entered into a syndicated loan agreement with various banks for US$224,500,000 and €544,000,000 with a maturity of 367 days and an interest rate that can vary depending upon the Bank’s ratings.

On October 4, 2016, the Bank obtained financing amounting to US$805,715,000 and €75,000,000 from a DPR transaction.

On October 11, 2016, the Grand National Assembly of Turkey ratified the Council of Ministers Decree dated October 5, 2016 related to the extension of the state of emergency for an additional three months period starting from October 19, 2016 pursuant to Article 121 of the Turkish Constitution.

TURKISH REGULATORY ENVIRONMENT

The second paragraph of the section entitled “Loan Loss Reserve - Group I: Loans of a Standard Nature and Other Receivables” on pages 144 and 145 of the Original Base Prospectus is hereby deleted in its entirety and replaced by the following:

The terms of a bank’s loans and receivables monitored in this group may be modified if such loans and receivables continue to have the conditions envisaged for this group.

The last three sentences of the second paragraph of the section entitled “Loan Loss Reserve - Group II: Loans and Other Receivables Under Close Monitoring” on page 145 of the Original Base Prospectus are hereby deleted in their entirety and replaced by the following:

The terms of a bank’s loans and receivables monitored in this group may be modified if such loans and receivables continue to have the conditions envisaged for this group.

The sentence reading: “Banks with consumer loan ratios greater than 25% of their total loans and banks with non-performing consumer loan (classified as non-performing loans (excluding housing loans)) ratios greater than 8% of their total consumer loans (excluding housing loans) (pursuant to the unconsolidated financial data prepared as of the general reserve calculation period) are required to set aside a 4% general provision for outstanding (but not yet due) consumer loans (excluding housing loans) under Group I, an 8% general provision for outstanding (but not yet due) consumer loans (excluding housing loans) under Group II (the “Consumer Loans Provisions”) and a 10% general provision for both Group I and Group II consumer loans (excluding housing and auto loans), the loan conditions of which are amended in order to extend the first payment schedule; however, according to a draft regulation that the BRSA has drafted to amend the Regulation on Provisions and Classification of Loans and Receivables, the consumer loan provision rates are proposed to be returned to the previous levels of 1% for Group I loans and 2% for Group II loans.” on pages 146 and 147 of the Original Base Prospectus is hereby deleted in its entirety.

The fourth paragraph of the section entitled “Liquidity and Reserve Requirements” on page 156 of the Original Base Prospectus, as amended by a supplement dated August 17, 2016, is hereby deleted in its entirety and replaced by the following:

Pursuant to the Communiqué regarding Reserve Requirements, starting from September 9, 2016, the reserve requirements regarding Turkish Lira liabilities vary by category and tenor, as set forth below:

Category of Turkish Lira Liabilities	Required Reserve Ratio
1) Deposit/participation accounts (excluding deposit/participation accounts held at foreign banks)
Up to 3-month maturity (including 3-month)	10.5%
Up to 6-month maturity (including 6-month)	7.5%
Up to 1-year maturity	5.5%
With maturities of 1-year and longer	4.0%
2) Borrowers’ deposit accounts held at development and investment banks*	10.5%
3) Other liabilities (including deposit/participation accounts held at foreign banks)
Up to 1-year maturity (including 1-year)	10.5%
Up to 3-years maturity (including 3-years)	7.0%
Longer than 3-year maturity	4.0%

* Due to laws applicable to development and investment banks, the amount deposited in such accounts cannot exceed the total outstanding loan amount extended by the relevant development and investment bank to such borrower.

The third paragraph of the section entitled “Consumer Loan, Provisioning and Credit Card Regulations” on page 166 of the Original Base Prospectus is hereby deleted in its entirety and replaced by the following:

The BRSA, by amending the Regulation on Bank Cards and Credit Cards, has adopted limitations on the length of the period of installment payments on credit cards. Pursuant to such limitations, the installment payment period for the purchase of goods and services and cash withdrawals is not permitted to exceed 12 months, whereas such limit is four months for jewellery expenditures, six months for electronic appliance and computer purchasing and nine months for expenditures relating to airlines, travel agencies, transportation, accommodation, health and social services and for purchases of health products, payments made to clubs and associations and tax payments). In addition, credit card installment payments (except for corporate credit cards) are not allowed for telecommunication and related expenses, expenses related to direct marketing, expenditures made outside of Turkey and purchases of nutriment, liquor, fuels, cosmetics, office equipment, gift cards, gift checks and other similar intangible goods. With respect to corporate credit cards, the installments for the purchase of goods and services and cash withdrawals are not permitted to exceed 12 months. Also, pursuant to the provisional article of the Regulation on Bank Cards and Credit Cards, the debt balance of a credit card calculated as of September 27, 2016 can be split into installments limited to 72 months upon the request of the relevant cardholder.

The fifth paragraph of the section entitled “Consumer Loan, Provisioning and Credit Card Regulations” on page 166 of the Original Base Prospectus is hereby deleted in its entirety and replaced by the following:

In 2013, the BRSA published amendments to the Regulation on Provisions and Classification of Loans and Receivables, which amendments reduced the general reserve requirements for cash and non-cash loans relating to transit trade, export sales, deliveries and services and activities resulting in gains of foreign currency. On September 27, 2016, the BRSA published further amendments to the Regulation on Provisions and Classification of Loans and Receivables, which amendments removed the requirements for the consumer loan provisions calculated according to the ratio of consumer loans to total loans and the ratio of non-performing consumer loans to total consumer loans. In 2013, credit card were loans included in the calculation of consumer loans by this regulation and on September 27, 2016, the consumer loan provision rate for credit cards in Group I (Loans of a Standard Nature and Other Receivables) and Group II (Loans and Other Receivables under Close Monitoring) were reduced from 4% and 8% to 1% and 2%, respectively. As a result of this reduction in provision requirements, the Bank’s management expects to release approximately TL 800 million from the Group’s provisions (the timing of which remains unclear as of October 19, 2016), which is expected to have an approximately 50 basis points positive impact on its Core Tier 1 capital ratio.

The seventh paragraph of the section entitled “Consumer Loan, Provisioning and Credit Card Regulations” on page 166 of the Original Base Prospectus is hereby deleted in its entirety and replaced by the following:

On December 31, 2013, the BRSA adopted rules on loan-to-value and installments of certain types of loans and, on September 27, 2016, the BRSA made certain amendments to such rules. Pursuant to these rules, the minimum loan-to-value requirement for housing loans extended to consumers and for loans (except auto loans) secured by houses is 80%. In addition, for auto loans extended to consumers, for loans secured by autos and for financial lease transactions for autos, the loan-to-value requirement is set at 70%; provided that in each case the sale price of the respective auto is not higher than TL 50,000. On the other hand, if the sale price of the respective auto is above this TL 50,000 threshold, then the minimum loan-to-value ratio for the portion of the loan below the threshold amount is 70% and the remainder is set at 50%. As for limitations regarding installments (as amended by the BRSA from time to time), the maturity of consumer loans (other than loans to consumers for housing finance and complementary goods and services in relation to home renovation/improvement, the financial leases for homes leased to consumers, other loans for the purpose of purchasing real estate and any refinancing of the same) are not permitted to exceed 48 months.

Also, pursuant to the provisional article of the Regulation on Loan Transactions of Banks, the debt balances of individual loans (which include loans provided for durable and semi-durable consumer goods, weddings, education and health) utilized before September 27, 2016 may be restructured upon the request of the borrower over a period of up to 72 months (or up to 48 months if an additional loan is provided to the customer within the scope of the restructuring).